Exhibit 24.1

POWER OF ATTORNEY

BE IT KNOWN, that Philip Beck, with his principal address at 780 Long Beach Blvd., Long Beach, New York 11561, does hereby appoint Stephen M. Fleming, whose address is c/o Fleming PLLC, 49 Front Street, Suite 206, Rockville Centre, New York 11570, as true and lawful attorney giving and granting to said attorney, general, full and unlimited power and authority to do and perform all and every act and thing whatsoever requisite necessary to be done on behalf of Philip Beck, in connection with any SEC filings related to ID Global (IDGS) to all intents and purposes, as could be done if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, said undersigned individual has caused this instrument to be executed below.

/s/ Philip Beck
Philip Beck